Paul Berkowitz
(305) 579-0685
                                        December 20, 2005
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-4
Washington, D.C. 20549-0404
Attention: Pamela Long

Re:	MASTEC, INC. Form S-1 File No. 333-129790
Ladies and Gentlemen:
On behalf of our client, MasTec, Inc., a Florida corporation (the “Company”), transmitted herewith are the Company’s responses to the Staff’s comments to the registration statement on Form S-1 filed on November 18, 2005 (the “S-1”) which comments were set forth in a letter dated December 9, 2005 (the “Comment Letter”) to Alberto de Cardenas, Executive Vice President and General Counsel of the Company. For ease of reference, we have reproduced comments set forth in the Comment Letter, as numbered, before each response below and have attached a marked-up copy of the registration statement on Form S-1/A (the “S-1/A”) that the Company has filed on the date hereof in response to certain of the Commission’s comments compared to the S-1. We have also attached to this Letter as Exhibit A, the statement that the Commission has requested from the Company.
Prospectus Summary, page 2
1.	Please revise to include a balanced description of your business. For example, while you discuss your revenues, you do not discuss your net loss during those periods. In addition, please remove the sections on Our Industry and Competitive Strengths.
     The Company has revised the Prospectus Summary, as set forth in the S-1/A, to address the Commission’s request for a more balanced description of the Company’s business.
Risk Factors, page 7
2.	Please provide the information investors need to assess the magnitude of the risk. For example:

•	quantify any recent significant variance between your backlog and the revenues you realize; and

•	disclose any charges against earnings in 2003 and 2004 resulting from variations of your assumptions using the percentage-of-completion accounting.
     The Company has revised the Risk Factors section, as set forth in the S-1/A, to address the Commission’s request that it provide more disclosure regarding the magnitude of the risks described, including by quantifying recent significant variances between its backlog and the revenues realized (the Company has informed us that, except with respect to 2002, since 2002 there has not been any such significant variance between backlog and revenues realized) and by disclosing losses incurred in 2003 and 2004 as a result of a percentage-of-completion contracts.
Financial Metrics, page 26
Please consider whether this information can he made more useful to investors if you elaborate you why these items are important to management, and how well the company performs according to these criteria.
     The Company has revised the Financial Metrics disclosure, as set forth in the S-1/A, to address the Commission’s request that the Company elaborate its Financial Metrics disclosure.
Business, page 47
•	Please describe the practices of the company and the industry relating to working capital items (e.g., inventory). See Item 101 (c)( I )(vi) of Regulation S-K.
     The Company has revised the Business section, as set forth in the S-1/A, to address the Commission’s request that it describe working capital practices. See “Business—Suppliers, Materials and Working Capital.”
Regulation, page 53
•	Under Regulation, please describe in greater detail the federal and state laws that you are required to comply with. In addition, please disclose the material effects that compliance with environmental laws may have on your financial condition. See Item I 01 (c)( I )(xii) of Regulation S-K.
     The Company has revised the Regulation section, as set forth in the S-1/A, to address the Commission’s request that it describe in greater detail the federal and state laws that it is required to comply with and disclose the material effects that compliance with environmental laws may have on the Company’s financial condition.

Underwriters, page 75
•	Disclose the criteria that Morgan Stanley will use in determining whether to consent to waiving the 90-day lock up agreement.
     Morgan Stanley and Friedman Billings Ramsey have advised the Company that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and that they grant waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Given the circumstances, any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by Morgan Stanley and Friedman Billings Ramsey to waive lock-up restrictions in this transaction. In addition, the Company has informed us that it does not currently expect Morgan Stanley and Friedman Billings Ramsey to grant any waivers of the lock-up agreements. Accordingly, the Company has not included any additional disclosure in the S-1/A in response to this comment.
•	Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally. or confirm that the Division’s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
     Morgan Stanley and Friedman Billings Ramsey have informed the Company that one or more underwriters may offer and/or sell the securities electronically, which may include offering securities via, and maintaining an electronic prospectus on, Internet websites maintained by such underwriters; making the preliminary prospectus available in connection with Internet roadshows; allocating a limited number of securities for sale to their online brokerage customers and sending a copy of the prospectus or a link to the prospectus on EDGAR via electronic mail.
•	Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material tem of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements. promptly supplement your response.

     The Company and the lead underwriters have informed us that neither the Company nor any of the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than in connection with plans to conduct an Internet roadshow through Yahoo! Inc. (www.netroadshow.com). While the lead underwriters have informed us that Morgan Stanley may contract with this service provider to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus.
Where you can find more information about Mastec, page 78
•	Please remove the sentence in the middle of this paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.
     The Company has deleted the sentence from the S-1/A.
Exhibit 5.1 — Legal Opinion
•	Please file your legal opinion with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion.
     The form of Greenberg Traurig, P.A. legal opinion has been filed as Exhibit 5.1 to the S-1/A.
* * * *

     Please call the undersigned with any questions or comments you may have regarding this letter. In addition, please send all written correspondence directly to the undersigned at Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to Alberto de Cardenas, the Company’s General Counsel, at 800 Douglas Road, 12th Floor, Coral Gables, Florida 33134, telecopy (305) 406-1900.

Very truly yours,
/s/Paul Berkowitz
Paul Berkowitz

Enclosures

cc:	MasTec, Inc. MasTec, Inc. Audit Committee BDO Seidman, LLP Ernst & Young, LLP Pamela A. Long

EXHIBIT A
I, Austin J. Shanfelter, President and Chief Executive Officer of Mastec, Inc. (the “Company”), do hereby acknowledge that:
•      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure of the filing; and
•      The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December __, 2005	/s/Austin J. Shanfelter
Austin J. Shanfelter
President and Chief Executive Officer